

September 14, 2010

A. George Kallop
President and Chief Executive Officer
Nymagic, Inc.
919 Third Avenue
New York, NY 10022

     Re: Nymagic, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2009
            Definitive Proxy Statement filed April 5, 2010
            Supplemental Response filed August 31, 2010
            File No. 001-11238

Dear Mr. Kallop:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>2009 Annual Incentive Plan, page 15</u>

1. We note your response to our prior comment 5, which presents the performance targets, and extent of achievement of those targets, for Mr. Hart and Mr. Iacopelli in terms of percentages. However, without disclosure of the actual metrics used as performance criteria for your named executive officers, the percentages cannot be understood in context. Please disclose, for each of your named executive officers, the actual targets that were set as performance criteria, such as the specific dollar amount of the earnings per share and book value per share targets, and the specific target ratios for the loss ratio and expense ratio objectives. Please also disclose the extent of achievement of each of these objectives, such as the actual dollar amount of earnings per share and book value per share achieved, and the actual loss ratio and expense ratio achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director